Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Containers Inc.

Under 17 C.F.R. § 200.83

July 3, 2018

[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Direct: (212) 859-8689

Email: Joshua.Wechsler@friedfrank.com

July 3, 2018

VIA EDGAR AND HAND DELIVERY

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.
Registration Statement on Form F-1
File No. 333-225677

Dear Mr. Field:

We are providing this supplemental letter on behalf of Navios Maritime Containers Inc., which in connection with a proposed initial public offering will convert into Navios Maritime Containers L.P. (the “Company”), regarding the above-referenced Registration Statement of the Company (File No. 333-225677) (the “Registration Statement”). As discussed with the staff of the Division of Corporation Finance, attached hereto as Annex A are updated pages proposed to be included in a subsequent amendment to the Registration Statement.

Should you have any questions, please feel free to contact the undersigned at (212) 859-8689.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)
Chris Christopoulos (Navios Maritime Containers Inc.)
Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
John M. Bibona (Fried, Frank, Harris, Shriver & Jacobson LLP)

NMCI-1

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Containers Inc.

Under 17 C.F.R. § 200.83

July 3, 2018

Annex A

[***]

NMCI-2